UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38261

Kaixin Holdings

(Registrant’s name)

Complex Building Room 211

18 Dong Quan Avenue

Luoyang Town, Taishun County

Wenzhou, Zhejiang Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Acquisition of Hongkong Taohaoche Limited

On August 26, 2026, Kaixin Holdings (“Kaixin” or the “Company”), Jet Sound Hong Kong Company Limited (the “Purchaser”), a wholly owned subsidiary of the Company, Hsiao-Ching Chiu (the “Seller”), and AUTOA2A, LTD. (the “Escrow Agent”) entered into a securities purchase agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to acquire the entire equity interest (the “Sale Shares”) in Hongkong Taohaoche Limited (the “Target Company”). The Company agreed to issue 10,000,000 newly issued Class A ordinary shares to the Seller as consideration (the “Consideration Shares”), which shall be held in escrow and be released subject to performance targets as set forth in the Purchase Agreement. Upon completion, the Target Company became an indirect wholly owned subsidiary of the Company.

The Target Company is a company incorporated in Hong Kong and engages in automobile wholesale and retail business.

In connection with the Purchase Agreement, the Company, the Purchaser, the Seller and AUTOA2A, LTD. entered into an escrow agreement (the “Escrow Agreement”). Pursuant to the Escrow Agreement, the Consideration Shares will be deposited into an escrow account and released in two tranches subject to two three-year performance assessment periods as set forth below:

Performance Targets

First Two-Year Assessment Period (September 1, 2026 to August 31, 2029): the Target Company shall generate audited revenue of not less than RMB 1,000,000,000.

Second Two-Year Assessment Period (September 1, 2028 to August 31, 2030): the Target Company shall generate audited revenue of not less than RMB 1,100,000,000.

Third Two-Year Assessment Period (September 1, 2030 to August 31, 2032): the Target Company shall generate audited revenue of not less than RMB 1,200,000,000.

During the performance assessment periods, the Seller shall be entitled to receive dividends declared by the Company and voting rights with respect to the Consideration Shares held in escrow.

The Consideration Shares are subject to adjustment. If the Seller fails to meet the agreed performance target in any assessment period, the number of shares to be released for such period (one-third of the Consideration Shares) will be deducted according to an agreed formula. Such deducted Consideration Shares will be cancelled by the Company. Conversely, if in any assessment period the Seller exceeds the performance target, such excess revenue may be credited to offset any shortfall in the other performance assessment period, and additional shares may be released accordingly.

Copies of the Purchase Agreement and the Escrow Agreement are attached as Exhibits 99.1 and 99.2 herein respectively, to this Foreign Private Issuer Report on Form 6-K. The foregoing descriptions of the Purchase Agreement, the Escrow Agreement and the transaction contemplated thereby do not purport to be complete and are qualified in their entirety by reference to Exhibits 99.1 and 99.2 to this Foreign Private Issuer Report on Form 6-K, respectively, and incorporated by reference herein. This content does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Incorporation By Reference

This Report on Form 6-K and any exhibits hereto shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-291748) and Form S-8 (File No. 333-296850) of the registrant and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Safe Harbor Statement

This Report may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’ annual report on Form 20-F for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by the Company with the SEC.

Exhibit Index

Exhibit	Description
99.1	Securities Purchase Agreement dated August 26, 2026
99.2	Escrow Agreement dated August 26, 2026

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kaixin Holdings

Date: August 27, 2026	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer